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                            May 9, 2024

       L. Kian Granmayeh
       Chief Financial Officer
       Carriage Services, Inc.
       3040 Post Oak Boulevard , Suite 300
       Houston, Texas, 77056

                                                        Re: Carriage Services,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-11961

       Dear L. Kian Granmayeh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reporting and Non GAAP Financial Measures, page 33

   1. You present the non-GAAP measure "Operating Profit." As the title of this measure is confusingly similar to
a GAAP measure, please retitle this measure accordingly. Refer to
                                                        Item 10(e)(1)(ii)(E) of
Regulation S-K.
       Annual Report to Shareholders, page 12

   2. In the "Trend Reports" beginning on page 12 you disclose "Funeral Operating EBITDA,"
                                                        "Cemetery Operating
EBITDA," "Financial EBITDA," "Other EBITDA," and "Total
                                                        Field EBITDA." Please
present and reconcile each to the respective most comparable
                                                        GAAP measure with equal
or greater prominence. Refer Item 100(a) of Regulation G.
 L. Kian Granmayeh
Carriage Services, Inc.
May 9, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameL. Kian Granmayeh                       Sincerely,
Comapany NameCarriage Services, Inc.
                                                          Division of
Corporation Finance
May 9, 2024 Page 2                                        Office of Trade &
Services
FirstName LastName